UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one: [ X ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K    [ ] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:  August 31, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

GARPA RESOURCES, INC.
Full name of Registrant

Former Name if Applicable

620 - 650 - West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, V6B 4N9, Canada
City, State, Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requests an extension until December 14, 2006, for the filing of its Annual Report on Form 10-KSB for the twelve month period ended August 31, 2006. The Registrant needs additional time to complete the preparation of the Form 10-KSB, in particular, the disclosure on the Registrant’s business and property. The Registrant plans to file the Form 10-KSB as soon as reasonably practicable.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Name:  Gary Schellenberg
Telephone Number:  604-681-0209

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s)[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GARPA RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

GARPA RESOURCES, INC.

By:/s/ Gary Schellenberg
Dated: November 29, 2006                        Gary Schellenberg - CEO & President

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